UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

GRUPO AEROPORTUARIO DEL PACIFICO
PROPOSES TO ITS SHAREHOLDERS THE BUSINESS COMBINATION OF THE
CROSS BORDER EXPRESS AND THE TECHNICAL ASSISTANCE SERVICES

Guadalajara, Jalisco, Mexico, November 3, 2025 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“GAP”) announces that its Board of Directors has decided to propose to our shareholders the combination of the following businesses: (i) the provision of technical assistance and technology transfer services, which have been outsourced by our strategic partner since the beginning of our operations and which we consider essential for the efficient operation of our airports; and (ii) Cross Border Xpress (“CBX”), a landside terminal building located in San Diego, California, which connects to the Tijuana International Airport via a pedestrian bridge, allowing for a fast, comfortable, and safe border crossing. This business combination would be carried out through the merger of various entities within GAP, including, among others, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP), our current strategic partner.

With regard to the internalization of specialized technical assistance and technology transfer services, this represents a significant step in GAP’s strategy to strengthen its profitability and operational autonomy. Under the new structure, GAP’s management would assume full responsibility for the technical assistance and technology transfer functions that were previously provided by our strategic partner, in order to continue delivering them to the airports. This transition would support continuity in the operational excellence of GAP’s airports, while promoting greater agility, accountability, and retention of institutional knowledge. Over time, GAP hopes to build a self-sustaining cycle of internal expertise development, which could reduce dependence on external entities and incorporating critical capabilities within the organization.

As for CBX, it is a landside terminal located in San Diego, California, adjacent to the Mexican border and connected to the Tijuana International Airport via a pedestrian bridge. The CBX began operations in December 2015 and is for the exclusive use of passengers arriving at and departing from the Tijuana International Airport who have a boarding pass, making it a fast, convenient, and secure border crossing without needing to leave the airport. Currently, the CBX is the main point of entry for Mexicans traveling by air from Mexico to Southern California and vice versa. The CBX has been designated part of the U.S. Port of Entry in San Ysidro, California, under the laws of the United States of America.

During 2024 and the first nine months of 2025, the CBX was used by approximately 4.0 million and 3.0 million passengers, respectively. During the same period, it generated EBITDA of approximately US$94 million and US$75 million, respectively.

Among the rationales for the CBX business combination are geographic and currency diversification, the historical performance of the business, its capacity for future growth, a business without mandatory investment commitments and high cash generation. In addition, it is important to note that the real estate on which the CBX business is based is privately owned and has a presidential permit for its operation that has no defined term, among other factors.

It is worth mentioning that the CBX has been the main growth factor for the Tijuana International Airport, which went from 4.9 million passengers in 2015 to 12.6 million passengers in 2024, generating a compound annual growth rate of 11.1%. The proportion of airport passengers who used the CBX to cross into and out of the United States of America during 2024 and the first nine months of 2025 was 32.3% and 31.5%, respectively, representing a key infrastructure for the Tijuana International Airport and its future growth. Additionally, Tijuana represents the second most important route in our airport network, behind only Mexico City. Certain of the merging entities hold 75.0% of CBX’s equity, so if the merger becomes effective, GAP would acquire the remaining 25.0% from a third party.

The decision by GAP’s Board of Directors to submit this proposal to our shareholders for approval is based on an initiative by GAP’s management and was supported by the Audit and Corporate Practices Committee, which, in turn, was supported by Morgan Stanley & Co. LLC., Galaz Yamazaki Ruiz Urquiza, S.C. (member of Deloitte, Touche Tohmatsu Limited in Mexico), Cleary Gottlieb Steen & Hamilton LLP, and Bufete Robles Miaja, S.C., as independent external financial and legal advisors.

This proposal is part of a comprehensive development, growth, and diversification plan that seeks to advance GAP to the next level. This plan seeks to benefit all our shareholders and stakeholders. The substantive terms will be outlined in the information statement, the final version of which will be made available shortly once GAP's Extraordinary General Shareholders’ Meeting is convened, to support shareholders in their decision-making process.

As a result of this business combination, subject to approval by our shareholders, we expect to issue and put into circulation approximately 90 million net new shares representing our capital stock, in addition to the capital stock currently outstanding, on the terms described in the referenced information statement.

Additionally, as part of this transaction, GAP would expect to assume, on the date the transaction becomes effective, cash and cash equivalents of US$290 million and financial debt of approximately US$74 million.

GAP and its Board of Directors believe that our shareholders should make informed decisions freely and without coercion. Consistent with our historical practice, we respect and will respect the will of our shareholders as expressed in accordance with applicable law and our bylaws. The information statement will be available on the following websites: for the BMV (www.bmv.com.mx), for the SEC (www.sec.gov), respectively, or on GAP’s corporate website at www.aeropuertosgap.com.mx on the “Investors” section.

For more information, please see the informational materials available at https://www.aeropuertosgap.com.mx/files/IntegrationCBXandTAA

THIS IS NOT AN OFFER TO SELL SECURITIES IN MEXICO OR THE UNITED STATES OF AMERICA, OR IN ANY OTHER JURISDICTION.

***

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: November 3, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer